Exhibit 4.5

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
DURATEK, INC.

DURATEK, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”),

DOES HEREBY CERTIFY:

FIRST:   That at a meeting of the Board of Directors of the Corporation a resolution was duly adopted setting forth a proposed amendment of the Certificate of Designations of the 8% Cumulative Convertible Redeemable Preferred Stock (the “Convertible Preferred Stock”) of the Corporation, declaring said amendment to be advisable and to be considered at a meeting of the stockholders of the Corporation.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Designations of the 8% Cumulative Convertible Redeemable Preferred Stock, which is made a part of the Corporation’s Certificate of Incorporation, be amended by deleting Section VI in its entirety and replacing it with the following:

VI.           MANDATORY REDEMPTION

The Corporation shall redeem 100% of the Convertible Preferred Stock on September 30, 2005, at $100 per share plus accrued and unpaid dividends, payable only from funds legally available therefor, in a lump sum, unless such shares have been converted prior thereto.  To the extent that such redemption shall not be permitted under the provisions of Section 160 of the Delaware General Corporation Law (or any successor provision) (“Section 160”), the Corporation shall redeem those shares which it is permitted to redeem under Section 160, and then on the earliest date or dates subsequent thereto when the Corporation shall be permitted under Section 160 to effect any such redemption, it shall effect such redemption.

SECOND:             That thereafter, pursuant to resolutions of its Board of Directors, a meeting of the stockholders of the Corporation was duly called and held, at which meeting, including adjournments thereof, said amendment was approved by the unanimous vote of the holders of the Convertible Preferred Stock, voting as a separate class, and the affirmative vote of the holders of a majority of the outstanding shares of the Convertible Preferred Stock and Common Stock, voting together as a single class, in accordance with the General Corporation Law of the State of Delaware and the Corporation’s Certificate of Incorporation.

THIRD:                 The amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by Robert E. Prince, the President and Chief Executive Officer of the Corporation, on this 15th day of May, 2003.

/s/ Robert E. Prince
Robert E. Prince
President and CEO